RYAN'S FAMILY STEAK HOUSES, INC. REPORTS
                RECORD OCTOBER SALES RESULTS

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Ryan's   Family  Steak  Houses,  Inc.  (NASDAQ:RYAN)   today
announced that weekly average unit sales for the 5-week period ending November 7, 2001 ("October") reached record levels for the month of October. October represents the seventh record month during 2001.

All-store and same-store sales for the month increased by 1.3% and 0.6%, respectively. Other details follow:
                                October 2001
                                (Unaudited)

  Total sales                 $69,390,000
  Increase from prior year            +5%


  Average unit sales:

  All-store (all Ryan's units)      +1.3%
  Same-store (open at least 18 mos.)+0.6%


At  November  7,  2001, the Company owned and  operated  312
Ryan's.

The Company's next accounting period consists of 4 weeks, ending on December 5, 2001.